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Exhibit 99.1

FALCONBRIDGE

FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE REPORTS RECORD EARNINGS OF US$672 MILLION IN 2004
Fourth quarter earnings total US$194 million

February 1, 2005 TORONTO, Ontario — Falconbridge Limited (TSX: FL) today reported consolidated earnings of $672 million (basic earnings per share of $3.71 and diluted earnings per share of $3.69) for 2004. This compares with earnings of $191 million (basic earnings per share of $1.03 and diluted earnings per share of $1.02) for 2003.

Earnings of $194 million ($1.07 per common share on a basic and diluted basis) were reported for the fourth quarter 2004, compared to $95 million (basic earnings per share of $0.52 and diluted earnings per share of $0.51) for the fourth quarter 2003.

Commentary

"We had a solid fourth quarter, capping an excellent year. Overall, we achieved strong operating results, which allowed us to maximize the benefits from high metal prices and realize record earnings," said Aaron Regent, President and Chief Executive Officer of Falconbridge. "The market fundamentals for nickel and copper continue to be very positive into 2005, with demand remaining strong and supply being constrained by the lack of new projects. With new production records anticipated for both nickel and copper, as a result of investments completed last year, Falconbridge is well positioned to continue to benefit from high prices. In addition, our attractive pipeline of new projects will further support continued growth. With a strong balance sheet and over $1 billion of liquidity, we have the financial capacity to fund our operations and growth initiatives."

2004 Highlights

Realized prices

•
Significantly increased over 2003 — nickel, copper, cobalt and zinc were 45%, 61%, 139% and 24% higher, respectively

Production

•
Produced 100,900 tonnes of refined nickel and ferronickel and a record 340,900 tonnes of mined copper

•
Achieved record production at Raglan, Collahuasi and Lomas Bayas

•
Improved safety performance with lost-time injury frequency improvement of 11% over 2003 and 20% since 2002

•
Completed 64 Six Sigma projects in 2004, generating savings of $29 million

Resources

•
Successful exploration programs at Raglan and Sudbury added 4.3 million tonnes of mineral resources

•
Resources at Fraser Morgan zones 8,9,10 and 11 increased 700,000 tonnes to measured and indicated resources of 4.9 million tonnes and inferred resources of 2.1 million tonnes

Financial Position

•
2004 return on shareholders' equity of 31%

•
Cash flow increased to $1,067 million, from $445 million in 2003

•
Improved net-debt-to-total-capitalization ratio to 24% from 37% at Dec. 31, 2003, with liquidity in excess of $1 billion

Projects and Other Developments

•
Completed construction of Montcalm nickel project, near Timmins, Ontario and Ujina-Rosario transition and expansion project at Collahuasi, ahead of schedule and under budget

•
Advanced Phase I of Raglan Optimization program

•
Scoping studies underway for expansions at Falcondo and Lomas Bayas, and further expansion at Collahuasi

•
Lomas Bayas crusher expansion completed ahead of schedule and under budget

•
Completed bankable feasibility study for Koniambo ferronickel project in New Caledonia

2004 Results

Operating income in 2004 was $969 million, compared to $301 million for 2003. Cash generated from operating activities before working capital changes totaled $1,067 million, compared to $445 million for 2003. These increases reflect the impact of higher average realized nickel, copper and zinc prices, which were up 45%, 61% and 24% respectively, over the same period in 2003, and higher copper volumes, offset in part by lower nickel sales volumes and the impact of the stronger Canadian dollar, which was up 8%, compared to the average for 2003.

Fourth Quarter 2004 Results

Fourth quarter operating income totaled $277 million, compared with operating income of $157 million for the same period of 2003. Consolidated revenues of $876 million increased from $636 million in the fourth quarter of 2003. Both increases reflect higher average realized nickel, copper and zinc prices, which were up 16%, 50% and 13%, respectively, and higher copper sales volumes, offset by the impact of a higher U.S./Canadian exchange rate on Canadian operating costs. Corporate costs of $11 million compared to $14 million in the same period last year. During the quarter, cash flow from operations before working capital improved to $308 million, compared to $164 million for the corresponding period of 2003.

Result of Operations

Nickel Operations

For the fourth quarter of 2004, operating income for the nickel business totaled $157 million, compared to $134 million in the fourth quarter of 2003. Refined nickel production was 27,600 tonnes in the fourth quarter of 2004, compared to 27,100 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.05 in the fourth quarter of 2004, compared with $3.06 for the same period in 2003.

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For 2004, operating income for the nickel business of $623 million compared to $283 million for the same period in 2003. Refined nickel production was 100,900 tonnes in 2004, compared to 104,400 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge was $2.93 in 2004, compared with $2.78 in 2003.

Integrated Nickel Operations (INO)

Revenues: In the fourth quarter of 2004, consolidated revenues for the INO increased 16% to $385 million, from $333 million for the same period in 2003. In the fourth quarter of 2004, sales volumes of nickel decreased 3% to 19,800 tonnes from 20,500 tonnes in the fourth quarter of 2003. Fourth quarter 2004 copper sales volumes of 12,500 tonnes decreased by 24% from 16,500 tonnes in the same period a year ago as a result of lower copper production due to lower ore grades from the mines and reduced feed from custom shippers. In the fourth quarter of 2004, cobalt sales volumes increased by 29% to 1,100 tonnes in response to higher deliveries from custom shippers. Realized nickel, copper and cobalt prices increased by 16%, 39% and 69%, respectively. Precious metals revenues increased by $7 million in the fourth quarter of 2004 compared to the same period in 2003.

Costs: In the fourth quarter of 2004, the operating cash cost of producing a pound of nickel from INO mines was $2.46. The $0.62, or 20%, decrease from the 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset the impact of the stronger Canadian dollar, increased costs to access the ore at the Canadian operations and lower ore grades.

Operating income: The INO's fourth quarter 2004 operating income increased to $115 million from $103 million for the fourth quarter of 2003. The $12 million increase was mainly due to the impact of higher metal prices and increased cobalt and precious metals sales volumes, which were offset by the impact of lower nickel and copper sales volumes, increased depreciation and amortization charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Sudbury mines production was 5,700 tonnes of nickel and 6,800 tonnes of copper during the fourth quarter of 2004, which was essentially the same as the fourth quarter of 2003. For 2005, Sudbury mine production is forecast at 22,500 tonnes.

At Raglan, nickel in concentrate production in the quarter was 6,700 tonnes and copper production was 1,700 tonnes, compared with 5,600 tonnes of nickel and 1,500 tonnes of copper in 2003. The increases in production were due to the increase in mined ore tonnages, which more than offset the reduced ore grades. For 2005, Raglan production is forecast at 20,700 tonnes.

At the Sudbury smelter, nickel in matte production in the fourth quarter of 2004 increased to 18,100 tonnes from 17,800 tonnes in the same period of 2003, as a result of the treatment of higher concentrate tonnages, partly offset by lower feed grades.

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At Nikkelverk, fourth quarter nickel production of 20,500 tonnes was essentially the same as in 2003. For 2005, refined nickel and copper production forecasts are 85,000 tonnes and 37,000 tonnes, respectively.

Other Developments

Construction of the Montcalm nickel mine near Timmins, Ontario was completed in December 2004, under budget and two months ahead of schedule. At the end of 2004, production was ramped up and the operation was running at full capacity. For 2005, Montcalm production is forecast at 9,000 tonnes.

At Nickel Rim South, the underground definition project is progressing on schedule and within budget. Site preparation, services and development of electrical systems were completed in 2004. Both vent shaft and main shaft construction programs are on track, with expected shaft sinking to begin in the first quarter of 2005. The updated inferred mineral resource estimate as of December 31, 2004, is 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

During the fourth quarter of 2004, underground and surface diamond drilling continued at Fraser Morgan. Recent drilling results have identified Zone 11, a new zone of mineralization. A drilling program has been established for this new area and the pre-feasibility study will take the upside potential of this zone into account. As at December 31, 2004, the updated indicated mineral resource was 4.9 million tonnes of 1.8% nickel and 0.6% copper and the inferred mineral resource was 2.1 million tonnes of 1.8% nickel and 0.5% copper. Diamond drilling continues in 2005.

In the fourth quarter of 2004, the Board of Directors approved Phase I of the Raglan Optimization program — an expansion that will increase annual production by approximately 5,000 tonnes of nickel per year. The capital cost for Phase I is $28 million and involves the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes and increase the mill's ability to process harder ore. Engineering work on Phase II is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

Falcondo

Revenues: In the fourth quarter of 2004, revenues of $114 million at Falcondo increased 46% from $78 million in 2003. The realized ferronickel price increased 23% from fourth quarter 2003 levels, and sales volumes increased by 20% to 8,100 tonnes from 6,800 tonnes in the fourth quarter of 2003.

Costs: Falcondo's operating cash cost per pound of ferronickel increased by 35% in the fourth quarter of 2004 to $4.17, mainly due to the increase in oil prices and maintenance costs. Oil costs rose from $28.53 per barrel in the fourth quarter of 2003 to $42.34 in the most recent quarter.

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Operating income: Falcondo's fourth quarter 2004 operating income was $42 million, a 35% increase from $31 million for the same period in 2003, reflecting the impact of a higher ferronickel selling price and increased sales volumes, partially offset by higher oil costs.

Production: In the fourth quarter of 2004, Falcondo produced 7,200 tonnes of nickel in ferronickel, an 11% increase from 6,500 tonnes in the fourth quarter of 2003. For 2005, ferronickel production is forecast at 28,000 tonnes.

Copper Operations

For the fourth quarter of 2004, operating income from the copper business increased to $131 million from $37 million a year ago due to the impact of higher copper prices and higher sales volumes. During the fourth quarter of 2004, copper production from Kidd Creek and South American operations totaled 82,800 tonnes, compared with 69,700 tonnes a year ago. The operating cash cost per pound of copper was $0.60 in the fourth quarter of 2004, compared with $0.55 in 2003.

Operating income of the copper business totaled $411 million in 2004, compared with $79 million in 2003. Copper production from Kidd Creek and South American operations was 308,200 tonnes in 2004, compared with 275,400 tonnes in 2003. The operating cash cost per pound of copper was $0.58 in 2004, compared with $0.53 in 2003. Record annual production was reported at Collahuasi and Lomas Bayas.

Collahuasi (Falconbridge's 44% share)

Revenues: Falconbridge's share of revenues at Collahuasi in the fourth quarter of 2004 was $186 million, compared with $78 million in the fourth quarter of 2003. The $108 million increase is attributable to the impact of both higher metal prices and higher sales volumes.

Costs: The operating cash cost of $0.51 per pound of copper in the fourth quarter of 2004 increased from $0.40 in the fourth quarter of 2003. This increase is mainly attributed to treatment and refining charges in the fourth quarter of 2004, compared to the same period in 2003.

Operating income: Falconbridge's share of Collahuasi's fourth quarter 2004 operating income was $119 million, compared with $39 million in the same period in 2003. The positive variance is attributable to higher copper prices and sales volumes.

Production: Falconbridge's share of fourth quarter copper production in 2004 totaled 58,200 tonnes, compared to 40,400 tonnes in the fourth quarter of 2003. The increase was driven by the Ujina-Rosario transition and the concentrator expansion, completed earlier in 2004. For 2005, Falconbridge's share of Collahuasi production is forecast at 220,000 tonnes.

Other Developments

A scoping study has been initiated to assess a Phase III expansion, involving adding another grinding line and accelerating the production rate at the Rosario pit. This expansion would increase copper production by approximately 175,000 tonnes, of which Falconbridge's share would be 77,000 tonnes, with start-up expected in 2007 at the earliest.

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In the first quarter of 2005, construction of a new molybdenum plant will begin at Collahuasi. Mining operations have now shifted to the Rosario orebody, which contains economic molybdenum grades at the top of the mine, with increasing molybdenum grades as the orebody deepens. The new molybdenum plant will enable Collahuasi to capture the value of the molybdenum in the ore, and take advantage of high molybdenum prices, which are currently over $30/lb. The plant's average capacity will be 12,000 tonnes of molybdenum concentrate annually. Operations will begin in late 2005, with 2006 production of molybdenum in concentrate expected to be approximately 4,000 tonnes. This production will increase over time as a result of the increase in molybdenum grades at depth. The estimated capital cost of the plant is $42 million.

Lomas Bayas

Revenues: Revenues in the fourth quarter of 2004 were $50 million compared to $36 million in the fourth quarter of 2003. The $14 million increase was mainly attributable to higher copper prices.

Costs: The operating cash cost of producing a pound of copper in the fourth quarter of 2004 increased to $0.57 per pound from $0.51 per pound in the fourth quarter of 2003. The increase in the cash cost resulted from higher contractor costs (mainly maintenance and freight of materials), higher fuel and acid costs, and the strengthening of the Chilean peso against the U.S. dollar.

Operating income: Lomas Bayas' fourth quarter 2004 operating income was $26 million, up from $13 million in the same period of 2003, as higher sales prices more than offset the impact of higher production costs.

Production: Lomas Bayas produced 15,700 tonnes of copper cathode in the fourth quarter of 2004, essentially unchanged from 15,400 tonnes in the fourth quarter of 2003. For 2005, Lomas Bayas production is forecast at 62,000 tonnes.

Other Developments

Leaching of Altonorte dusts at Lomas Bayas continues as planned. Extracting copper from Altonorte's dust will increase Lomas Bayas' annual production by approximately 1,500 tonnes annually.

The scoping study on the development of the nearby Fortuna de Cobre resource continues.

Consolidated Kidd Creek operations

Revenues: Revenues of $141 million in the fourth quarter of 2004 increased 27% from $111 million for the same period for 2003, reflecting higher copper, zinc and precious metal prices, higher by-product prices and 90% higher zinc sales volumes (mainly zinc concentrate), somewhat offset by lower copper sales volumes resulting from lower copper production. Fourth quarter 2004 realized copper and zinc prices were $1.46 and $0.52, respectively, up 52% and 13%, respectively, from those realized in fourth quarter 2003.

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Costs: Fourth quarter operating cash costs at the Kidd Mine were $1.15 per pound of copper, compared to $0.78 in 2003. The increase in unit costs was due primarily to the stronger Canadian dollar and increased costs associated with drilling, development and backfilling activities to improve stope cycle times and stope availability.

Operating income: Kidd Creek reported a fourth quarter operating loss of $14 million, compared to an operating loss of $15 million in the same period for 2003.

Production: Copper and zinc in concentrate production from the Kidd Mine totaled 8,900 tonnes and 30,800 tonnes, respectively, in the fourth quarter of 2004, compared to 13,900 and 18,100, respectively, during the fourth quarter of 2003. These volume variances were due to lower copper grades and higher zinc grades in concentrate produced during the quarter. Copper and zinc head grades were 1.63% and 6.03%, respectively, compared to 2.91% and 3.62% in the comparable quarter last year. Mined and milled tonnage at 564,000 tonnes and 578,000 tonnes, respectively, were both approximately 11% above fourth quarter 2003 levels. During the quarter, the mine ramped up productivity and built up a stockpile allowing for the commissioning of the 6800 level tie-in. The copper and zinc mine production forecast for 2005 has been estimated at 46,000 tonnes and 100,000 tonnes.

Copper cathode production for the quarter was 32,500 tonnes, compared to 32,900 tonnes in the same quarter of 2003. Refined zinc production was 33,900 tonnes, compared to 20,500 tonnes in the fourth quarter 2003. Last year's production was lower as a result of a planned maintenance shutdown. For 2005, refined copper production is expected to be approximately 130,000 tonnes and zinc production approximately 135,000 tonnes.

Other Developments

Commissioning of the Montcalm nickel circuit in the concentrator began in the fourth quarter of 2004. The first ore was processed on October 17 and achieved commercial operating rates several months ahead of schedule.

During the quarter, the zinc plant successfully commissioned the precious metal recovery circuit on time and on budget. Tie-ins and equipment commissioning began in the second week of October with the first tonnes of LaRonde zinc concentrate processed before the end of October and first shipments of precious metals residue sent to Noranda's Brunswick smelter the following week.

In late 2004, Kidd began production at Mine D, the depth extension of Kidd mine orebody. At Mine D, commissioning of the ore handling system was completed in 2004, with first ore hoisted up the shaft in July, ahead of the feasibility schedule. The shaft is now below the 8800 level. The Operations group has assumed control of the block 1 ore handling system. Once in full production, Mine D will allow the mine to produce 2.4 million tonnes of ore annually.

Corporate and Other

        During the three-months ended December 31, 2004, corporate costs of $11 million decreased by $3 million from the comparable period in 2003. The decrease is primarily attributable to the recognition of investment tax credits of $7 million on research and development expenditures, offset by metals trading where no gains were generated in the fourth quarter of 2004, compared to gains of $4 million in the same period of 2003.

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Liquidity and Capital Resources

During the fourth quarter of 2004, consolidated cash and cash equivalents increased by $108 million to $645 million at December 31, 2004, compared with a balance of $298 million at the end of the fourth quarter of 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

In the fourth quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity strengthened to 24% from 27% at the end of the third quarter of 2004 and from 37% at the end of 2003.

Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totaling $457 million. As a result, the Corporation has unused credit and cash available of approximately $1.1 billion. In addition, the Corporation has no major debt maturities until September 2005.

Working capital increased to $933 million at the end of the fourth quarter of 2004 from $649 million at the end of December 2003. This is primarily attributable to a cash increase of $347 million, a $131 million increase in inventories, and a $74 million increase in receivables. These increases in current assets were partially offset by a $200 million increase in the current portion of long-term debt.

Cash generated from operations before working capital changes totaled $308 million, compared with $164 million for the fourth quarter of 2003.

The ratio of current assets to current liabilities was 2.5:1 at December 31, 2004.

Capital investments in the fourth quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, Nickel Rim South at the INO Division, evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Forecast capital investments in 2005 are estimated at $500 million, including maintenance and sustaining capital.

Total debt was $1,437 million at December 31, 2004 ($1,427 million at the end of 2003). Principal payments of $15 million during the year were offset by a foreign exchange loss on Canadian dollar denominated debt due to the strengthening of the Canadian currency. In addition, Lomas Bayas debt was re-financed, which resulted in $15 million of net new borrowing. The current portion of long-term debt is $248 million.

Other Developments — Projects

Kabanga

During the quarter, Falconbridge and Barrick Gold continued discussions for a joint-venture agreement for the Kabanga project in Tanzania.

8

Koniambo

Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the Project. The two conditions precedent are: 1) the completion of a positive technical study, and 2) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

The Bankable Feasibility Study (BFS) on the Koniambo ferronickel project in New Caledonia has now been completed.

The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased as a result of changes in foreign currency exchange rates, and increased service and raw materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

With the bankable feasibility study completed, the Company with its partner SMSP and the French government are focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible start-up of 2009.

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If developed, Koniambo would be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

Dividend Payment

On February 1, 2005 the Board of Directors declared dividends of 10 cents Cdn per Common Share payable February 25, 2005 to shareholders of record February 11, 2005 and of 2 cents Cdn per Preferred Share Series 1 payable March 1, 2005 to shareholders of record February 15, 2005. The Preferred Share Series 2 pays a monthly floating dividend based on the prime interest rate, payable on the 12th day of each following month for record holders of the last business day of the preceding month. For Preferred Share Series 3, a dividend of 28.63 cents Cdn per share was declared and is payable March 1, 2005 to shareholders of record February 15, 2005. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian — U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to listen to a webcast of Falconbridge's quarterly teleconference on February 1, 2005 at 3:00 p.m. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:
Denis Couture, Vice-President, Investor Relations, Communications &
Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
mailto:michael.doolan@toronto.norfalc.com

10

FALCONBRIDGE LIMITED

QUARTERLY FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE TO READERS

These statements reflect a change in presentation of the Statement of Cash Flows. Depreciation and amortization per the cash flow statement now equals the amounts reflected on the Statement of Earnings. As a result, the change in working capital includes the change in depreciation in inventory.

Please note that the 2003 Cash Flows have been restated to conform to the current presentation. Please check any cash flow related comments in the MD&A, AIF, Annual Report or other document to ensure that the amounts reported for 2003 cash provided by operating activities agrees to the amounts restated herein.

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31,		Year ended December 31,
(unaudited — in millions of United States dollars except per share data)	2004	2003	2004	2003
		(Restated — note 2a)		(Restated — note 2a)
Revenues	$876	$636	$3,070	$2,083

Operating expenses
Costs of sales
Costs of metal and other product sales	471	389	1,682	1,413
Depreciation and amortization of plant and equipment	91	63	274	249

	562	452	1,956	1,662
Selling, general and administrative (note 6)	26	23	108	86
Exploration	4	5	20	23
Research and process development	4	6	12	13
Other expense/(income) (note 2b)	3	(7)	5	(2)

	599	479	2,101	1,782

Operating income	277	157	969	301

Interest (note 2b)	10	6	37	43

Earnings before taxes and non-controlling interest	267	151	932	258
Income and mining taxes	71	54	248	63
Non-controlling Interest in earnings of subsidiaries	2	2	12	4

Earnings for the period	$194	$95	$672	$191
Dividends on preferred shares	2	3	7	9

Earnings attributable to common shares	$192	$92	$665	$182

Basic earnings per common share	$1.07	$0.52	$3.71	$1.03
Diluted earnings per common share	$1.07	$0.51	$3.69	$1.02

FALCONBRIDGE LIMITED
EARNINGS CONTRIBUTIONS

	Three months ended December 31,		Year ended December 31,
(unaudited — in millions of United States dollars)	2004	2003	2004	2003
		(Restated — note 2a)		(Restated — note 2a)
Principal operations —
Integrated Nickel Operations (INO)	$115	$103	$442	$224
Falconbridge Dominicana, C. por A.	42	$31	181	59

Nickel Operations	157	134	623	283

Kidd Creek Operations	(14)	(15)	(45)	(68)
Collahuasi	119	39	361	115
Lomas Bayas	26	13	95	32

Copper Operations	131	37	411	79

Corporate costs (note 2b)	11	14	65	61

Operating income	277	157	969	301
Interest (note 2b)	10	6	37	43
Income and mining taxes	71	54	248	63
Non-controlling interest in earnings of subsidiaries	2	2	12	4

Earnings for the period	194	95	672	191
Dividends on preferred shares	2	3	7	9

Earnings attributable to common shares	$192	$92	$665	$182

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited — in millions of United States dollars)	December 31, 2004	December 31, 2003
		(Restated — note 2a)
ASSETS
Current
Cash and cash equivalents	$645	$298
Accounts and metals settlements receivable	332	258
Inventories	573	442

Total current assets	1,550	998
Property, plant and equipment (note 2a, 4, 5)	3,195	2,970
Deferred expenses and other assets (note 2b)	373	204

Total assets	$5,118	$4,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$335	$255
Income and other taxes payable	34	23
Long-term debt due within one year	248	71

Total current liabilities	617	349
Long-term debt	1,189	1,356
Future income and mining taxes	355	205
Employee future benefits	112	150
Other long-term liabilities (note 2a, 2b)	247	147
Non-controlling interest	35	27

Total liabilities	2,555	2,234

Shareholders' equity (note 2a, 7)	2,563	1,938

Total liabilities and shareholders' equity	$5,118	$4,172

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Year ended December 31, 2004		Year ended December 31, 2003
(unaudited — in millions of United States dollars)	Number	Amount	Number	Amount
				(Restated — note 2a)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,450	177,603,432	$1,430
Issued pursuant to employee stock options	977,698	16	1,789,060	25
Repurchase of common shares	—	—	(600,000)	(5)

Balance, end of period	179,770,190	1,466	178,792,492	1,450

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	7,910,165	129	7,910,165	129
Conversion of units (note 7)	(3,122,882)	(51)	—	—

Balance, end of period	4,787,283	78	7,910,165	129

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	51	—	—

Balance, end of period	3,122,882	51	—	—

Contributed surplus		3		2

Surplus (Deficit)
Balance, beginning of year		139		(5)
Adjustment for change in accounting standard
Asset retirement obligations (note 2a)		—		14
Earnings for the period		672		191
Dividends — Common shares		(55)		(50)
— Preferred shares		(7)		(9)
Loss on Repurchase of Common Shares		—		(2)

Balance, end of period		749		139

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,563		$1,938

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
(unaudited — in millions of United States dollars)
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
Operating activities
Earnings for the period	$194	$95	$672	$191
Add (deduct) items not affecting cash
Depreciation and amortization	91	63	274	249
Future income and mining taxes	49	38	152	25
Non-controlling interest in earnings of subsidiaries	2	2	12	4
Other	(4)	(13)	(6)	6
Contributions to pension fund in excess of provision	(24)	(21)	(37)	(30)

Cash provided by operating activities before working capital changes	308	164	1,067	445
Net change in receivables, inventories and payables	(24)	(25)	(99)	(1)

Cash provided by operating activities	284	139	968	444

Investing activities
Capital expenditures and deferred project costs	(176)	(137)	(573)	(370)
Proceeds on disposal of assets	—	—	1	—
Change in other assets	2	16	(1)	(18)

Cash used in investing activities	(174)	(121)	(573)	(388)

Financing activities
Long-term debt, including current portion:
Issued	60	(31)	60	246
Repaid	(45)	8	(60)	(130)
Dividends paid — Common shareholders	(14)	(13)	(55)	(50)
— Preferred shareholders	(2)	(2)	(6)	(8)
— Minority shareholders of Falcondo	(1)	—	(2)	—
Repurchase of common shares	—	—	—	(6)
Issue of common shares	—	17	15	25

Cash (used in) provided by financing activities	(2)	(21)	(48)	77

Cash provided (used) during the period	108	(3)	347	133
Cash and cash equivalents, beginning of period	537	301	298	165

Cash and cash equivalents, end of period	$645	$298	$645	$298

Supplementary Information:
Cash paid for interest	$32	$28	$74	$66
Cash paid for income and mining taxes	$20	$6	$89	$17

FALCONBRIDGE LIMITED
SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended December 31,
			Year ended December 31,
(unaudited)
	2004	2003	2004	2003
Metal sales (tonnes, except preciousmetals and silver)
Integrated Nickel Operations (INO)
Nickel	19,799	20,170	71,170	78,680
Nickel purchased for resale	—	298	204	298

Total	19,799	20,468	71,374	78,978

Copper	12,521	16,506	51,057	59,208
Precious metal revenues (US$ 000s)	26,165	19,380	99,046	86,780
Ferronickel	8,104	6,781	28,936	27,133
Kidd Creek Division
Zinc (including metal in concentrate)	40,563	21,307	135,259	110,592
Copper (including metal in concentrate)	22,443	23,916	90,286	105,162
Silver (000s ounces)	780	1,016	3,876	5,323
Collahuasi
Copper (including metal in concentrate)	66,667	39,639	204,636	168,147
Lomas Bayas
Copper	15,238	16,293	60,190	61,289
Total Sales
Nickel	27,903	27,249	100,310	106,111
Copper	116,869	96,354	406,169	393,806
Average prices realized (US$ per pound, except silver)
Nickel	$6.45	$5.57	$6.40	$4.40
Ferronickel	6.42	5.21	6.37	4.20
Copper Kidd	1.46	0.96	1.32	0.83
Collahuasi	1.39	0.92	1.30	0.80
Lomas Bayas	1.48	1.00	1.38	0.84
Zinc	0.52	0.46	0.51	0.41
Silver (US$ per ounce)	7.04	5.19	6.51	4.80

FALCONBRIDGE LIMITED
PRODUCTION DURING THE PERIOD

	Three months ended December 31,		Year ended December 31,
(unaudited)
	2004	2003	2004	2003
Mine production (tonnes)
Sudbury
Nickel	5,674	5,670	22,602	24,143
Copper	6,775	6,539	24,694	29,161
Raglan
Nickel	6,683	5,616	26,552	25,110
Copper	1,734	1,518	6,867	6,628
Montcalm
Nickel	1,524	0	2,152	0
Copper	832	0	1,188	0
Falcondo
Ferronickel	7,174	6,490	29,477	27,227
Kidd Mining Division
Copper	8,878	13,927	41,029	46,409
Zinc	30,761	18,095	87,847	75,528
Silver (000s ounces)	810	785	3,849	2,676
Collahuasi
Copper	58,248	40,375	205,116	168,578
Lomas Bayas
Copper	15,680	15,383	62,041	60,427
Total mine output
Nickel	21,055	17,776	80,783	76,480
Copper	92,147	77,742	340,935	311,203
Metal production (tonnes)
Sudbury — Smelter output
Nickel	18,053	17,774	52,595	59,831
Copper	5,820	6,300	18,402	20,779
Nikkelverk — Refinery output
Nickel	20,458	20,568	71,410	77,183
Copper	8,806	9,592	35,643	35,852
Falcondo
Ferronickel	7,174	6,490	29,477	27,227
Kidd Metallurgical Division
Zinc plant output — zinc	33,933	20,517	121,557	94,719
Copper Cathode — refinery output	32,501	32,933	115,578	132,364
Collahuasi
Copper	6,895	7,209	25,610	27,895
Lomas Bayas
Copper	15,680	15,383	62,041	60,427
Total refined output
Nickel	27,632	27,058	100,887	104,410
Copper	63,882	65,117	238,872	256,538

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

[Amounts reported in U.S. dollars, unless otherwise stated]

1.     ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

        Effective January 1, 2004, the Corporation adopted four new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063); and Generally Accepted Accounting Principles (CICA 1100).

a)
Asset retirement obligations

        Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under the new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, was recorded. The key assumptions on which the fair value of the asset retirement obligations is based, include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Corporation uses discount rates ranging from 5.0 to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Corporation will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek, we have not included these assets in our provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement. As of January 1, 2005, with respect to the Corporation's other asset retirement obligations, cash outflows totaling $470 million are expected to be incurred over a period ranging from 1 to 62 years. The related asset retirement cost is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

        As of January 1, 2003, the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $14 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of the new standard resulted in a decrease of $nil and $3 million to previously reported earnings for the three months and twelve months ended December 31, 2003, respectively.

b)
Hedging relationships

        As of January 1, 2004, the Corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. Under the provisions of the guideline, the Corporation's interest rate swaps were deemed to be in a hedging relationship prior to the date of the guideline's implementation. As such, on January 1, 2004, the Corporation recorded a deferred mark-to-market gain of $27 million on its interest rate hedges, while recording a long-term receivable and a long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. During the three months and twelve months ended December 31, 2004, $2 million and $7 million, respectively, of this deferred gain was amortized into income as an adjustment of interest expense.

        Subsequent to the implementation of the guideline, the Corporation has to prove hedge effectiveness in order to qualify for hedge accounting. The Corporation's interest rate swaps did not qualify for hedge accounting until April 22, 2004. During the three months and twelve months ended December 31, 2004, the Corporation recorded a mark-to-market loss of $nil and $1 million, respectively, for those contracts, which were not eligible for hedge accounting. For these contracts, the net interest received/paid on these positions is not shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other expense together with the change in fair value of those contracts during the period.

        For those energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded a January 1, 2004 deferred mark-to-market gain of $3 million. $1 million and $2 million of this deferred gain was amortized into income during the three months and twelve months ended December 31, 2004. In addition, Falconbridge recorded a $nil and $1 million mark-to-market gain on those contracts during the three and twelve months ended December 31, 2004, respectively.

        Under the provisions of the new guideline, the Corporation continues to be eligible for hedge accounting for forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

c)
Impairment of long-lived assets

        CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset's carrying value exceeds its fair value. Falconbridge has not recognized an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

d)
Generally accepted accounting principles

        Effective January 1, 2004 Falconbridge adopted CICA 1100 which establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian generally accepted accounting principles and its sources. The standard provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosure when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this section is applied to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. No cumulative catch-up adjustment is made to such balances. Implementation of this standard has had no significant impact on the Corporation.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which exposes it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003, at which point Falconbridge changed its functional and reporting currency to the U.S. dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item 1b below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1a below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures, and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 2 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

        Included in earnings for the three months and twelve months ended December 31, 2004 and 2003 are exchange gains and (losses) as summarized below.

		Three months ended December 31,		Year ended December 31,
Source of Exchange Gains and Losses ($ millions)	Income statement grouping
		2004	2003	2004	2003
1. Hedging gains and (losses)
a) Hedge of Canadian operating costs	Cost of Sales	16	12	53	23
b) Hedge of US$ sales revenues	Sales Revenues	—	—	—	1
2. Other exchange gains and (losses)	Other Income	(5)	(11)	(14)	(17)

4.     SEGMENTED INFORMATION

					Copper
	Nickel
(unaudited — $ millions					Kidd Creek				Lomas Bayas		Corporate and other
	INC		Falcondo				Collahuasi						Total
Quarter ended December 31, 2004
Ownership	(100%	)	(85.25%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$385		$114		$141		$186		$50		$0		$870
Operating income (loss)	115		42		(14)		119		28		(11)		277
Depreciation, depletion and amortization	45		3		19		10		4		1		91
Property, plant & equipment	1,071		114		834		1,031		137		8		3,195
Capital expenditures & deferred projects costs	108		7		43		16		2		—		176
Quarter ended December 31, 2003
Ownership	(100%	)	(85.25%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$333		$78		$111		$78		$36		$0		$636
Operating income (loss)	103		31		(15)		39		13		(14)		157
Depreciation, depletion and amortization	36		3		8		11		4		1		63
Property, plant & equipment	958		104		743		1,018		134		13		2,970
Capital expenditures & deferred projects costs	44		3		33		47		10		—		137
Year ended December 31, 2004
Ownership	(100%	)	(85.25%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$1,429		$408		$466		$566		$183		$—		$3,070
Operating income (loss)	442		161		(45)		361		95		(65)		950
Depreciation, depletion and amortization	120		10		66		58		16		2		274
Property, plant & equipment	1,071		114		834		1,031		137		8		3,195
Capital expenditures & deferred projects costs	296		19		180		81		18		1		573
Year ended December 31, 2003
Ownership	(100%	)	(85.25%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$1,045		$252		$395		$275		$114		$—		$2,063
Operating income (loss)	224		59		(66)		115		32		(61)		301
Depreciation, depletion and amortization	124		10		48		50		15		2		249
Property, plant & equipment	958		104		743		1,016		134		13		2,070
Capital expenditures & deferred projects costs	97		13		97		151		12		—		370
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.     CAPITALIZED INTEREST

        During the three months and year ended December 31, 2004, Falconbridge capitalized $7 million and $26 million, respectively, of interest costs associated with projects under development (2003 — $5 million and $18 million, respectively).

6.     STOCK OPTIONS

During the three months ended December 31, 2004, Falconbridge granted 5,000 stock options. During the twelve months ended December 31, 2004, 385,500 stock options with a value of $4 million were granted. The total number of stock options exercised for the three months and twelve months ended December 31, 2004 were 52,400 and 977,698, respectively. Stock option expense of $1 million and $2 million (2003 — $1 million and $2 million) for the three months and year ended December 31, 2004 is included in selling, general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

On March 1, 2004, holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

8.     ASSET RETIREMENT OBLIGATION

During the three months and year ended December 31, 2004, the provision for asset retirement obligations increased by $13 million and $17 million, respectively, as detailed below.

	Three months ended December 31
			Year ended December 31
($ millions)
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	(136)	(122)	(132)	(98)
Liabilities incurred in the current period	(5)	(10)	(5)	(18)
Liabilities settled during the current period	3	9	5	9
Accretion expense	(2)	(2)	(8)	(7)
Gain/(loss) on settlement of liabilities	5		5
Revisions in estimated cash flows	(9)	—	(7)	—
F/X	(5)	(7)	(7)	(18)

Asset retirement obligation, end of period	(149)	(132)	(149)	(132)

9.     POST-EMPLOYMENT BENEFIT EXPENSE

The post-employment benefit expense for the three months and year ended December 31, 2004 is detailed below.

	Three months ended December 31
			Year ended December 31
($ millions)
	2004	2003	2004	2003
Defined benefit pension plans	(4)	12	26	39
Defined contribution pension plans	2	3	8	8
Other benefit plans	6	5	22	17

	4	20	56	64

10.   DEBT

a)    The Corporation has unsecured committed credit facilities with various banks. During the three months and year ended December 31, 2004, the aggregate principal amount of the credit facilities decreased by $5 million and increased by $70 million from $490 million at September 30, 2004 and $405 million at December 31, 2003, respectively. As of December 31, 2004, letters of credit totaling US$18 million had been issued against this credit facility; thereby reducing the amount available under the facility. No other amounts have been drawn against the credit facility as of December 31, 2004.

b)    In December 2004, Collahuasi renegotiated the terms of their outstanding debt. The term has been extended to December 15, 2011. The principal is repayable in equal semi-annual installments. The weighted average interest rate on the Senior Debt outstanding at December 31, 2004, was 2.88% (2003 — 2.52%).

c)    In December 2004, Lomas Bayas repaid their existing loan and entered into a new term loan in the amount of $60 million. The loan is due January 2, 2008 and has semi-annual principal repayments of $7.5 million, commencing July 2, 2005. The interest rate on the loan at December 31, 2004 was 3.62% (December 31, 2003 — 3.66%).

11.   GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Corporation has not made any significant payments under such indemnifications and therefore, no amounts have been accrued in the financial statements with respect to these indemnification commitments.

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FALCONBRIDGE REPORTS RECORD EARNINGS OF US$672 MILLION IN 2004 Fourth quarter earnings total US$194 million
FALCONBRIDGE LIMITED QUARTERLY FINANCIAL STATEMENTS DECEMBER 31, 2004
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 [Amounts reported in U.S. dollars, unless otherwise stated]